

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 15, 2016

Vaughan Dugan
Chief Executive Officer
PF Hospitality Group, Inc.
399 NW 2nd Avenue, Suite 216
Boca Raton, FL 33432

> **Re: PF Hospitality Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed January 5, 2016**
> **File No. 000-51935**

Dear Mr. Dugan:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2015 letter.

Business, page 4

1. We note your disclosure regarding the contingent consideration you will pay to Sloane McComb based upon the attainment of the specified gross sales targets. Please disclose EXO's gross sales for the most recently completed fiscal year.

Former Business Operations and Corporate Information, page 7

2. We note your response to our prior comment 2 that you have not yet signed a joint venture agreement with Sub-Culture Restaurant Group. However, your disclosure appears to be inconsistent with the press release dated October 28, 2015 in which you state that you have "partnered with iconic restaurateurs, Sub Culture Restaurant Group,"

Vaughan Dugan
PF Hospitality Group, Inc.
January 15, 2016
Page 2

that you "will hold 51% of Shaker & Pie, while Sub-Culture maintains 49%," and that "the entire transaction is being financed through the Company's existing shareholders." In addition, in your press release dated October 30, 2015, you state that you have "teamed-up with restaurant powerhouses Rodney Mayo and Scott Frielich of Sub-Culture Restaurant Group." Please advise.

Note 14: Subsequent Events, page 19

3. Please disclose your December 16, 2015 purchase of EXO:EXO, Inc. as a subsequent event in the footnotes to your financial statements in accordance with ASC 855-10-50-2.

You may contact Theresa Messinese at (202) 551-3307 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Laura Anthony, Esq.
        Legal & Compliance, LLC